Notice to ASX/LSE 29 October 2021 Rio Tinto Finance (USA) Limited prices US$1.25 billion of 30-year fixed rate notes Rio Tinto has priced US$1,250,000,000 of 30-year fixed rate SEC-registered debt securities. The bonds will be issued by Rio Tinto Finance (USA) Limited and will be fully and unconditionally guaranteed by Rio Tinto plc and Rio Tinto Limited. The notes will pay a coupon of 2.750 per cent and will mature 2 November 2051. BofA Securities, Citigroup and Credit Agricole CIB acted as Joint Bookrunning Managers, Credit Suisse, Santander, SMBC Nikko and TD Securities acted as Joint Bookrunners, and CIBC Capital Markets, China Construction Bank (Europe) S.A., ICBC Standard Bank, Natixis, Scotiabank, Standard Chartered Bank and Westpac Banking Corporation acted as Co-Managers. IMPORTANT INFORMATION This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor does it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering to which this media release relates was made pursuant to an effective registration statement that Rio Tinto Finance (USA) Limited, Rio Tinto Finance (USA) plc, Rio Tinto Finance (USA) Inc., Rio Tinto plc and Rio Tinto Limited (together, “Rio Tinto”) filed with the US Securities and Exchange Commission (the “SEC”) and only by means of a prospectus supplement and accompanying base prospectus. Rio Tinto will file with the SEC a final prospectus supplement to the base prospectus for the offering. You can obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus supplement, the accompanying base prospectus and the final prospectus relating to the offering can be obtained from Rio Tinto at the registered address below, any underwriter or any dealer participating in the offering (BofA Securities, Inc., toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and Credit Agricole Securities (USA) Inc. at toll-free at 1-866-807-6030). EXHIBIT 99.1

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com